# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DWS MUNICIPAL INCOME TRUST, CIK 0000839533
CUSIP: 233368109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 875 THIRD AVENUE, 875 THIRD AVENUE, NEW YORK, Minnesota (MN), 10022-6225
Date of event which requires filing of this statement: 09/28/2026
Amends the filing with accession number 0000769317-23-000076
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul Rasmussen, 80 South 8th Street, Suite 3300, Minneapolis, Minnesota (MN), 55402, 6123592536

## Reporting persons
- SIT INVESTMENT ASSOCIATES INC (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 8,984,416; shared dispositive power 8,984,416; aggregate amount beneficially owned 8,984,416 (22.9% of the class)
- SIT FIXED INCOME ADVISORS II LLC /ADV (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 8,984,416; shared dispositive power 8,984,416; aggregate amount beneficially owned 8,984,416 (22.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: DWS MUNICIPAL INCOME TRUST
Address of issuer's principal executive offices: 875 THIRD AVENUE, 875 THIRD AVENUE, NEW YORK, Minnesota (MN), 10022-6225
Comment: This Amendment No. 13 ("Amendment") amends and supplements the statement on Schedule 13D filed on October 6, 2023, and amended by Amendment No. 1 filed on November 6, 2023, Amendment No. 2 filed on November 15, 2023, Amendment No. 3 filed on December 28, 2023, Amendment No. 4 filed on January 23, 2024, Amendment No. 5 filed on March 28, 2024, Amendment No. 6 filed on July 17, 2024, Amendment No. 7 filed on August 29, 2024, Amendment No. 8 filed on December 18, 2024, Amendment No. 9 filed on January 14, 2025, Amendment No. 10 filed on June 30, 2025, Amendment No. 11 filed on October 2, 2025, and Amendment No. 12 filed on May 31, 2026 (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares") of DWS Municipal Income Trust (the "Issuer"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses on each cover page of this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 39,183,709 Shares outstanding as of May 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSRS.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses on each cover page of this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole of shared power to dispose or to direct the disposition. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's client accounts own more than 5% of the shares outstanding, and none of SIA's or SFI's directors or executive officers own shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions

## Signatures
- SIT INVESTMENT ASSOCIATES INC: Paul Rasmussen, Paul Rasmussen Vice President (09/29/2026)
- SIT FIXED INCOME ADVISORS II LLC /ADV: Paul Rasmussen, Paul Rasmussen Vice President (09/29/2026)